U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-11730

[   ]  Form 10-K and Form 10-KSB   [  ]  Form 20-F   [   ]  Form 11-K   [X]  Form 10-Q and Form 10-QSB   [   ]  Form N-SAR

For Period Ended: March 31, 2007

[   ]               Transition Report on Form 10-K
[   ]               Transition Report on Form 20-F
[   ]               Transition Report on Form 11-K
[   ]               Transition Report on Form 10-Q
[   ]               Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

Part I — Registrant Information

Full Name of Registrant: COGNIGEN NETWORKS, INC.

Address of Principal Executive Office: 6405 218th Street, SW, Suite 305, Mountlake Terrace, Washington 98403

Part II — Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ]               (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

   (b)      The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[  ]               (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We have experienced delays in the preparation and completion of our Quarterly Report on Form 10-QSB for the period ended March 31, 2007, due to, among other things, lack of sufficient internal staff and therefore we are unable to file our Form 10-QSB by the prescribed filing date without unreasonable effort and expense.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Gary L. Cook 425 329-2315 ___________________________________________________________________________________________ (Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]   Yes     [  ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]   Yes     [   ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We currently anticipate that our results of operations for the period ended March 31, 2007, to be reported in our Quarterly Report on Form 10-QSB to which this filing relates, will reflect changes from the prior year, unrelated to the causes for the delay described in Part III. We currently expect to report that our total revenues for the period ended March 31, 2007 were approximately $1,635,000, compared with approximately $2,519,000 for the period ended March 31, 2006. The decrease in total revenues was due primarily to the sale of proprietary revenues from our telecommunications accounts. We currently expect to report that our total operating expenses for the period ended March 31, 2007 were approximately $1,705,000, compared with approximately $2,652,000 for the period ended March 31, 2006. The change in operating expenses was due to the sale of proprietary revenues from our telecommunications accounts.

Cognigen Networks, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date May 15, 2007

/s/ Gary L. Cook Gary L. Cook Acting President